Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Successor				Predecessor
	Three months ended March 31,		Year ended December 31,			327 days ended December 31,	38 days ended February 7,	Year ended December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
			(dollars in thousands)
Earnings:
Income (loss) before income taxes	$6,682	(1,211)	(19,735)	(349)	13,581	(17,604)	(18,658)	8,259
Plus: equity investment loss	3,077	1,249	16,726	3,703	1,539	544	17	678
Plus: fixed charges	11,384	7,372	38,456	31,719	40,250	31,206	2,788	28,877
Less: interest capitalized	(29)	(595)	(1,506)	(2,807)	(2,911)	(966)	(461)	—

“Earnings available for fixed charges”	$21,114	6,815	33,941	32,266	52,459	13,180	(16,314)	37,814

Fixed charges:
Interest expensed	$9,674	5,784	31,796	25,380	34,209	27,854	2,093	26,534
Interest capitalized	29	595	1,506	2,807	2,911	966	461	—
Amortization of expenses related to indebtedness	1,307	528	3,430	2,145	2,060	1,857	194	1,846
Interest component of rent expense (1)	374	465	1,724	1,387	1,070	529	40	497

“Total fixed charges”	$11,384	7,372	38,456	31,719	40,250	31,206	2,788	28,877

Ratio of earnings to fixed charges	1.9	*	*	1.0	1.3	*	*	1.3

Excess (deficiency) of earnings to fixed charges	$9,730	(557)	(4,515)	547	12,209	(18,026)	(19,102)	8,937

* For the three months ended March 31, 2010, year ended December 31, 2010, 327 days ended December 31, 2007, and 38 days ended February 7, 2007, earnings were insufficient to cover fixed charges; therefore, the ratio of earnings to fixed charges is not a relevant measure for this period.

NOTE: Interest expense accrued on uncertain tax positions has been excluded from the calculation of “earnings” and “fixed charges” because that amount has been presented as a component of income taxes.

(1)	The percent of rent expense included in the calculation is a reasonable approximation of the interest factor.